Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 D 312.845.3484 F 312.451.2366 warren@chapman.com

January 8, 2024

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Fidelity Wise Origin Bitcoin Fund

File No. 333-254652

Dear Mss. Bednarowski and Berkheimer:

This letter responds to your comments regarding Amendment No. 3 to the registration statement filed on Form S-1 for the Fidelity Wise Origin Bitcoin Fund (formerly Wise Origin Bitcoin Trust) (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on December 29, 2023 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 – GENERAL

Please revise your discussion of Incidental Rights throughout the prospectus to clarify, if true, that the only crypto asset to be held by the Trust will be bitcoin. In particular, please clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency and in the event the Trust seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules.

RESPONSE TO COMMENT 1

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 2 – COVER PAGE

Refer to your response to comment 2 in the correspondence filed for the Registration Statement on December 29, 2023. Please include in the cover page the disclosure in your Plan of Distribution section that the initial Authorized Participant will be a statutory underwriter with respect to the initial purchase of Baskets.

United States Securities and Exchange Commission

Division of Corporation Finance

January 8, 2024

RESPONSE TO COMMENT 2

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 3 – PROSPECTUS SUMMARY – THE TRUST’S FEES AND EXPENSES

Please revise your disclosure to specify who is responsible for on-chain transaction fees incurred in connection with transfers or sales of bitcoin to cover fees and expenses.

RESPONSE TO COMMENT 3

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 4 – USE OF PROCEEDS

We note your added disclosure on pages 9 and 73 of the Registration Statement filed on December 29, 2023 that the Trust will receive bitcoin from a third party, as well as your disclosure on page 72 that a bitcoin trading counterparty will purchase bitcoin. Please revise to identify the third party and bitcoin trading counterparty. In addition, please revise to clarify whether the third party is subject to U.S. federal and/or state licensing requirements or similar laws in non-U.S. jurisdictions and maintains practices and policies designed to comply with AML and KYC regulations or similar laws in non-U.S. jurisdictions that are referenced on page 29.

RESPONSE TO COMMENT 4

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 5 – RISK FACTORS – THE TRUST’S CUSTODIAN COULD BECOME INSOLVENT OR BECOME SUBJECT TO A RECEIVERSHIP

Refer to your response to comment 4 in the correspondence filed for the Registration Statement on December 29, 2023 and note that Article VII of your Custodian Agreement permits termination upon the Custodian’s insolvency or a material deterioration of its financial condition and discusses the procedure to identify a successor custodian. Please specifically address the risks of having to replace the Custodian under such circumstances.

United States Securities and Exchange Commission

Division of Corporation Finance

January 8, 2024

RESPONSE TO COMMENT 5

The Sponsor notes that Staff’s comment refers to the Custodian Agreement between the Trust and Trust’s Cash Custodian (as modified by the Accession Agreement). This agreement covers the activities of the Cash Custodian, not the bitcoin Custodian. The risks applicable to the Cash Custodian are disclosed in risk factor following the risk factor referenced by the Staff’s comment, and includes the risk to the Trust of the Cash Custodian’s insolvency or receivership.

With respect to the Custodial Services Agreement that applies to the Trust’s engagement of the Custodian as bitcoin custodian, the material terms of the Agreement are disclosed under “Material Contracts – Custodial Services Agreement – Term and Termination”, and the Sponsor notes that the Custodial Services Agreement does not contain the same or a similar provision to the one referenced in the comment in the Custodian Agreement.

To address the risk highlighted by the Staff, the risk factor “The Sponsor may need to find and appoint a replacement custodian quickly, which could pose a challenge to the safekeeping of the Trust’s bitcoin” has been modified to include the following:

The Sponsor could decide to replace the Custodian as the custodian of the Trust’s bitcoin, or the Custodian may cease providing the custodial services necessary for the Trust’s normal operations. For example, the Trust’s custodian may become insolvent and enter bankruptcy or receivership proceedings, or discontinue business operations with little or no warning to the Sponsor or the Trust.

COMMENT 6 – CALCULATION OF NAV

Refer to your responses to comment 8 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure that the Trust will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820. Please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we may comment further on this matter in future filing reviews once the Trust is operational.

United States Securities and Exchange Commission

Division of Corporation Finance

January 8, 2024

RESPONSE TO COMMENT 6

The Sponsor confirms its understanding that the Staff’s decision not to issue additional comments should not be interpreted to mean that the Staff either agrees or disagrees with the Trust’s responses and the Trust’s current fair value accounting policy. Further, the Sponsor confirms its understanding that the Staff may comment further on the Trust’s fair value accounting in future reviews once the Trust is operational.

COMMENT 7 – CALCULATION OF NAV

Refer to your revised disclosure on page 59 of the Registration Statement filed on December 29, 2023 in response to comment 7. Please revise to specify the bitcoin trading platforms that are available on Crypto Data Feed Streaming Level 1’s feed.

RESPONSE TO COMMENT 7

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 8 – THE TRUST’S SERVICE PROVIDERS – THE SPONSOR

Refer to your amended disclosure on page 64 of the Registration Statement filed on December 29, 2023 in response to comment 10, which states that the Sponsor has managed several digital asset-focused funds since its formation in 2019. Please identify the digital asset-focused funds that the Sponsor has managed since 2019.

RESPONSE TO COMMENT 8

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 9 – PLAN OF DISTRIBUTION – SELLING SHAREHOLDERS

We note your addition of this Selling Shareholders disclosure on page 70 of the Registration Statement filed on December 29, 2023. We also note that the Trust sold one Share to FMR Capital, Inc. for $40 on November 30, 2023. Please revise to clarify whether there are any Selling Shareholders in this offering and provide additional information about the Selling Shareholders, including but not limited to, their identities, the amount of Shares that they hold and will sell, the consideration paid, their relationship to the Sponsor, and their status as an underwriter.

United States Securities and Exchange Commission

Division of Corporation Finance

January 8, 2024

RESPONSE TO COMMENT 9

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 10 – CREATION AND REDEMPTION OF SHARES

We note your revised disclosure on page 71 of the Registration Statement filed on December 29, 2023 that “subject to obtaining all applicable regulatory approvals, the Trust may in the future permit Authorized Participants to purchase or redeem Baskets in exchange for bitcoin.” We have the following comments:

•	Please revise to clarify here that the timing of in-kind regulatory approval is unknown and that there is no guarantee that the Exchange will receive in-kind regulatory approval.

•	Please revise to clarify here how you will inform shareholders if the Exchange receives in-kind regulatory approval and if the Sponsor chooses to allow in-kind creations and redemptions.

•

Please confirm your understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

RESPONSE TO COMMENT 10

The Registration Statement has been updated to remove references to any future in-kind creation and redemption procedures that may be adopted. The Sponsor confirms its understanding that it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

United States Securities and Exchange Commission

Division of Corporation Finance

January 8, 2024

COMMENT 11 – CREATION AND REDEMPTION OF SHARES – DELIVERY OF REQUIRED DEPOSITS

We note your revised disclosure on page 71 of the Registration Statement filed on December 29, 2023 in response to comment 13 that the Sponsor has the authority to set or modify the cut-off time for purchase orders. We reissue our prior comment in part. Please revise to disclose the circumstances pursuant to which the Sponsor may set or modify the cut-off time for purchase orders.

RESPONSE TO COMMENT 11

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 12 – CREATION AND REDEMPTION OF SHARES – REDEMPTION PROCEDURES

We note your disclosure that the procedures by which an Authorized Participant can redeem one or more Baskets mirror the procedures for the creation of Baskets. Please expand to provide detailed disclosure regarding the cash redemption order process and procedures.

RESPONSE TO COMMENT 12

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 13– EXHIBITS

The legal opinion attached as Exhibit 5.1 to the Registration Statement filed on December 29, 2023 relies on a legal opinion by Richards, Layton & Finger, P.A. to the extent any of the opinions expressed therein relate to matters arising under the laws of the State of Delaware. Please attach such legal opinion to the extent one exists, or advise. Please also have counsel sign and date the opinion.

RESPONSE TO COMMENT 13

The sentence referenced by the Staff has been removed from the final executed legal opinion filed with the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

January 8, 2024

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren